Exhibit 99.1

Itamar Medical ™ Investor Presentation December 2019

Disclaimer Itamar Medical Ltd . (the " Company ") is furnishing this presentation and any information given during this presentation, solely for the consideration of eligible investors who have the knowledge and experience in financial and business matters and the capability to conduct their own due diligence investigation in connection with the investment outlined herein . Prospective investors are urged to conduct an independent evaluation of the Company . This presentation does not constitute an offer or a solicitation to participate in any investment in the Company . This presentation does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities of the Company in the United States or Israel . The offering of the Company’s securities (including all underlying securities thereof) has not been, nor will it be, registered under the United States Securities Act of 1933 , as amended (the “ 1933 Act”), any state securities laws, or Israeli securities laws and such securities may not be offered or sold within the United States, or to, or for the account or benefit of, U . S . persons, except pursuant to an effective registration statement under the 1933 Act or an applicable exemption from the U . S . registration requirements . The statements in this presentation should not be regarded as a basis for an investment decision of any kind, or as recommendation or opinion, or a substitute for investor discretion . Forward Looking Statements This presentation contains forward - looking statements within the meaning of the "safe harbor" provisions of applicable securities laws . Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward - looking in nature and not historical facts . For example, when we discuss growing appreciation within the cardiology community of the role of WatchPAT , we are using forward - looking statements . Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of the Company's control and actual results, expressed or implied by such forward - looking statements, could differ materially from the Company's current expectations . Factors that could cause or contribute to such differences include, but are not limited to, risks, uncertainties and assumptions discussed from time to time by the Company in reports filed with, or furnished to, the Israel Securities Authority and the U . S . Securities and Exchange Commission . Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward - looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events . The United States and Israeli securities laws prohibit any person who has material non - public information about a company (" Inside Information "), from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities . Statements in this presentation and in any information given during this presentation might be considered as Inside Information, in accordance with the Securities Law . Therefore, any person aware of this presentation or of any information given during this presentation, may neither use, nor cause any third party to use, any Inside Information or any other information provided in connection with the presentation, in contravention of the Securities Law or any such rules and regulations thereunder . The Company, and its respective affiliates, employees and representatives expressly disclaim any and all liability relating to or resulting from the use of this presentation or any information given during this presentation or such other information by a prospective investor or any of its affiliates or representatives . * The contents of any website or hyperlinks mentioned in this presentation are for informational purposes and the contents thereof are not part of this presentation . 2

Itamar™ Medical Mission World Leader in Sleep Apnea Management Solutions for the Cardiology Market www.itamar - medical.com www.cardiosleepsolutions.com 3

Company in a Nutshell Founded in 1995 in Israel* Develop non - invasive medical devices based on the PAT™ (Peripheral Arterial Tone) signal. *Dr. Giora Yaron, Dr. Peretz Lavi , Dr. Danny Gur, MD, Mr. Martin Gerstel WatchPAT initial FDA 2001 EndoPAT Initial FDA 2003 CPT Code 95800 Granted in 2009 PAT Including in AASM Practice Guideline 2017 Publicly Traded on TASE (‘ 07 ) and NASDAQ (‘ 19 ) 2018: $24.2M. 2019: guidelines ~$31M Market Cap: ~$105M WatchPAT™ 300 EndoPAT ™ 2000 WatchPAT™ ONE 4

x 25% of adults worldwide suffer from sleep apnea 1 x 170 million people in North and South America suffer from sleep apnea 2 x About 80% in the US alone are undiagnosed 3 x The diagnostic and treatment market is valued at $3.5 billion 4  The Market x ~ 50 % of patients suffer from sleep apnea x ~ 80 % or more remain undiagnosed 6 The Sleep Market The Cardiology Market Sources: 1 ) American Academy of Sleep Medicine, Peppard , et al., American Journal of Epidemiology (2013) 2 ) "ResMed: New Analysis Shows Sleep Apnea More Common in Americas than Previously Thought." Contify   Life Science News 10 June 2019 . 3 ) Obstructive Sleep Apnea: Preoperative Assessment, Seet & Chung, Anesthesiology Clin 28 (2010) 199 – 215 4 ) Fisher & Paykel, FY 2016 Half Year results Presentation (Dx & Tx) 5 ) Heart Disease and Stroke Statistics 2017 At - a - Glance 6 ) Sleep Apnea and Cardiovascular Disease, JACC Vol. 52 , No. 8 , 2008 , August 19 , 2008:686 – 717 92 million cardiovascular patients in the United States 5 5

Sleep Apnea - A Significant Comorbidity to Most Cardiac Disease Source: Obstructive Sleep Apnea: Preoperative Assessment, Seet & Chung, Anesthesiology Clin 28 (2010) 199 – 215 83% 76% 72% 63% 59% 58% 57% 49% Drug resistant hypertension Congestive heart failure Type 2 Diabetes Stroke Pacemakers Arrhythmias Coronary heart disease Atrial fibrillation OSA Comorbidity 6

Trends Propelling the Market Source: Sleep Apnea Types, Mechanisms, and Clinical Cardiovascular Consequences, Javaheri,et al, JACC VOL. 69 , NO. 7 , 2017 841 - 58 7

Increased Risks of Leaving Sleep Apnea Untreated Sources: 1 ) Sleep Apnea and Incident Stroke, Redline et al, The Sleep Heart Health Study. American Journal of Respiratory and Critical Care Medicine Vol 182 2010 ; 2 ) Obstructive Sleep Apnea and the Risk of Sudden Cardiac Death Gami et al, J Am Coll Cardiol 2013 : 3 ) Young et al, J Sleep 2008 ; 4 ) Effect of Obstructive Sleep Apnea Treatment on Atrial Fibrillation Recurrence Shukla, Chinitz JACC Clinical Electrophysiology Vol 1 ,No 1 - 2 , 2015 Increased risk of stroke 1 2 x Increased risk of recurrence of atrial fibrillation following ablation 4 42% Risk of death from cardiovascular disease 3 5 x Risk of death from sudden cardiac arrest 2 2 x 8

The American Academy of Sleep Medicine Officially Adopts Itamar Medical’s Technology for the Diagnosis of Sleep Apnea The leading U.S. medical organization for the treatment of sleep disorders began officially recognizing the PAT™ technology in its guidelines for clinical practice in 2017 Source: J Clin Sleep Med. 2017 Mar 15; 13(3): 479 – 504 9

WatchPAT™ - Simple, Accurate, Reliable The Traditional Way: Cumbersome Sleep Labs A comprehensive HSAT utilizing proprietary PAT™ and other signals to calculate True Sleep Time and Complete Sleep Architecture to accurately and reliably diagnose both obstructive and central sleep apnea 10

» Actigraphy » Body Position » Snoring » Chest Motion » PAT® Signal » Oximetry » Heart Rate A New Design • 25 % reduced weight for patient comfort • More comfortable wrist strap • Detachable design for easier cleaning One Stop Preparation • 92% faster download time (3 min to 15 sec) • Improved workflow with new disposable battery • Compatible with both disposable and rechargeable standard AAA batteries 11 WatchPAT™ 300 - The Next Generation WatchPAT

Same WatchPAT Simplicity, Accuracy and Reliability NO Return Shipment, NO Downloading or Charging NO Cleaning, NO Infection Risk WatchPAT™ ONE - The First Disposable HSAT 12

Four Growth Engines DIRECT TO CONSUMER ROW EXPANSION CARDIOLOGY CORE SLEEP 13

Strategy Implementation - A Unique Comprehensive Solution that Enables Diagnosis and Treatment Itamar provides cardiologists with a comprehensive sleep solution, combining diagnostics and therapy Total Sleep Solution™ Screening Diagnosing Treatment Reporting 14

WatchPAT™: Integrated Digital Health Platform To Diagnose and Treat Sleep Apnea Screening Diagnosing Treatment Reporting Treatment • Access to DMEs Networks for CPAP • Compliance Programs • PAMs Distribution Diagnosis with WatchPAT • IDTF • WatchPAT Direct • Interpretation through CloudPAT collaboration with Sleep Physician Systematic Screening with Questionnaire • Patient awareness kits • Waiting room video • Waiting room posters • Informative brochure Patient Compliance Reporting • Waiting List • WatchPAT • Test result • CPAP • Patient CPAP compliance rate • Sleep Apnea prevalence rate A One - Stop Sleep Apnea Solution for Cardiologists 15

Sleep Monitoring Platform - SleePATh ™ Integrated Sleep Apnea Patient Care Pathway for Cardiac Patients • CloudPAT™ is a HIPPA - compliant cloud - based IT solution for convenient sleep diagnosis and secure patient data transfers that streamlines user workflow through online access for sleep report interpretation • SleePATh ™ is a dashboard that enables the physician to track their patient’s sleep apnea management pathway 16

The BioTelemetry Collaboration BioTelemetry (NASADQ BEAT ), Market Cap $ 1.4 B The leading Holter company in the US Over 1.5 M Holter home testing, serve ~ 20 K cardiologists Phase I – successful implementation in number of clinics completed in June 2019 Phase II – Rollout in two states – Texas & Pennsylvania 17

WatchPAT™ Direct Program – Streamlining the HSAT Study scheduled with the patient Kit preparation Shipping & handling 24 / 7 Patient Support Center Home Sleep Test Scoring & Reporting A Customizable Workflow to Enlarge the HSAT Coverage 18

19 Sleep Apnea Market is Getting Busy Nasdaq: RMD Mkt Cap: $ 19.4 B Sales 18 ’: $ 2.6 B Q 2 Growth: 13 % Nasdaq: INSP Mkt Cap: $ 1.56 B Sales 18 ’: $ 50.5 M Q 2 Growth: 65 % Private Nasdaq: PHG Mkt Cap: $ 41 B Sales 18 ’: ~ 2 B* Q 2 Growth:  % *Itamar Medical Internal Estimates

Collaboration with SoClean Enables Digital Health Platform/DTC Growth Engine Exclusivity to DTC segment with commitment to minimum purchases of $ 4.5 M of WatchPAT ONE devices through FY 20 , with annual growth commitments through 2024 . Market Dysfunction limiting Access to Diagnosing and Managing Sleep Apnea Requires Additional Approaches x 170 million people in North and South America suffer from sleep apnea 1 x About 80 % in the US alone are undiagnosed 2 Sources: 1 ) "ResMed: New Analysis Shows Sleep Apnea More Common in Americas than Previously Thought." Contify   Life Science News 10 June 2019 . 2 ) Obstructive Sleep Apnea: Preoperative Assessment, Seet & Chung, Anesthesiology Clin 28 (2010) 199 – 215 3 ) Deloitte’s Technology Fast 500 ™ • Leader in DTC Sleep Apnea Market • Ranked Among Deloitte Technology Fast 500 3 • First and Only Disposable HSAT • Uniquely suited to DTC Market • Digital Health Platform enables Rx, Interpretation, On - line consult with Tx recommendation 20

The Itamar Digital Health Solution Sleep patient journey reduced to 1 - 2 weeks Compliance Goal 70% - 80 % SleepPath On - going compliance monitoring Partnerships DME & Smart remote setup* CloudPat Interpretation, Online Consult. Home Diagnosis RX Direct to Consumer Marketing Prescription 21

https://payorsolutions.cvshealth.com/insights/new - approach - sleep - apnea Digital and Consumer Giants are Entering 22

Revenue Growth Non IFRS Operating Loss 23

- $1.0M $2.0M $3.0M $4.0M $5.0M $6.0M $7.0M $8.0M $9.0M Q1/17 Q2/17 Q3/17 Q4/17 Q1/18 Q2/18 Q3/18 Q4/18 Q1/19 Q2/19 Q3/19 $ 2.6 M $ 3.4 M $ 3.8 M $ 4.0 M $ 3.2 M $ 4.2 M $ 4.9 M $ 4.4 M $ 4.3 M $ 5.0 M $ 5.8 M $ 4.3 M $ 5.1 M $ 5.3 M $ 6.0 M $ 5.5 M $ 6.1 M $ 6.1 M $ 6.6 M $ 6.1 M $ 7.4 M $ 8.1 M Quarterly Revenue  ($MM) US and Canada WP Revenue & CPAP Revenue Total Revenue Total and US Revenue * Q over PY Q ** Excluding CPAP in Q 3.2018 in the amount of $ 0.3 M *** Including three verticals – Kaiser, VA and Dental **** This represents forward looking statements as set forth in Slide 2 above + 15%* + 24%* + 20%* + 23%* + 10%* + 10%* + 30%* + 23%* 24 December 31 st , 2019 E**** December 31 st , 2018 A December 31 st , 2017 A 27 **** 19 *** 16 *** # of US Territories + 1%* +  %* + 18%* + 21%* + 17%* + 23%** + 33%*

Operating Loss – Non IFRS* * For IFRS operating loss and reconciliation between IFRS and Non - IFRS operating loss, see Slides 32 & 33 , respectively 25 - $0.5M $1.0M $1.5M $2.0M $2.5M Q1/16 Q2/16 Q3/16 Q4/16 Q1/17 Q2/17 Q3/17 Q4/17 Q1/18 Q2/18 Q3/18 Q4/18 Q1/19 Q2/19 Q3/19 $ 2.2 M $ 1.7 M $ 1.5 M $ 1.5 M $ 1.4 M $ 1.0 M $ 0.7 M $ 0.5 M $ 0.5 M $ 0.4 M $ 0.3 M $ 0.2 M $ 1.0 M $ 0.9 M $ 0.5 M

Thank You! 26

Making “Total Sleep Solution” available to cardiologists Adding additional business model of Test as a Service (“TaaS”) Cardiology centered marketing and sales Adoption of PAT™ based technology by the Organization of Sleep Specialists Maximizing Value in a Fast - Growing Market 27

Multiple Business Models for Different Needs Therapeutic SleePATh ™, CPAP and PAMS Services WatchPAT™ Direct Total Sleep Solutions Capital Sales WatchPAT™ TaaS Test as a Service 28

Simplicity of Pulse Oximetry with the Accuracy of PSG 8 + parameters + sleep stages, + true sleep time Home PSG 4 - 5 parameters AHI, RDI, snoring, position Cardio Pulmonary Systems 1 - 2 parameters saturation motion Pulse Oximetry SIMPLICITY / COMFORT Lab PSG Completion rate 99% vs 82%* Misdiagnosis 3% vs 19%** Central Apnea DX WatchPAT™ PARAMETERS * “US and European Sleep Disorder Diagnostic Devices Market“, Frost & Sullivan ; M 9 AC - 54 February 2014 ** “Comparison of Apnea Hypopnea Index (AHI) Using Recording Time vs. Sleep Time”; Schutte - Rodin; SLEEP Volume 37 , 2014 29

• November 1 st , 2019 CMS issued a final rule for 2020 updating payment rates for Medical Physician Fee Schedule • The 2020 update represents year 2 of a 3 - year plan to reevaluate payment in home sleep apnea testing devices; anticipate similar reductions in 2021 CMS 2020 Fee Schedule - Fact Sheet 30 CPT Code Modifier 2020 Final Rate 2019 Payment 2018 Payment % Change 2019 to 2020 % Change 2018 to 2019 95800 Global $168.90 $172.63 $180.72 - 2% - 4% 95800 TC $126.32 $129.38 $127.44 - 2% 2% 95800 26 $42.59 $43.25 $53.28 - 2% - 19% 95806 Global $119.10 $140.55 $173.52 - 15% - 19% 95806 TC $72.90 $89.74 $110.88 - 19% - 19% 95806 26 $46.20 $50.82 $62.64 - 9% - 19% 42% ( global ) and 70% (TC) Variance to 95806 Double Digit Declines YoY with 95806

- $1.0M $2.0M $3.0M $4.0M $5.0M $6.0M $7.0M $8.0M $9.0M Q1.2018 Q2.2018 Q3.2018 Q4.2018 Q1.2019 Q2.2019 Q3.2019 $ 3.5 M $ 4.5 M $ 5.0 M $ 4.6 M $ 4.4 M $ 5.2 M $ 5.8 M $ 1.2 M $ 1.1 M $ 0.2 M $ 0.9 M $ 0.7 M $ 0.8 M $ 1.1 M $ 0.5 M $ 0.5 M $ 0.5 M $ 0.9 M $ 0.8 M $ 1.1 M $ 1.1 M $ 0.3 M $ 0.0 M $ 0.3 M $ 0.2 M $ 0.2 M $ 0.3 M $ 0.1 M United States and Canada Japan Europe, Israel and Others Asia Pacific (excluding Japan) Revenues by Geographic Area 31 $6.6M $6.1M $ 7.4 M $ 6.1 M $6.1M $5.5M $ 8.1 M

Quarterly Operating Loss - IFRS 32 - $0.5M $1.0M $1.5M $2.0M $2.5M $3.0M $3.5M Q1/16 Q2/16 Q3/16 Q4/16 Q1/17 Q2/17 Q3/17 Q4/17 Q1/18 Q2/18 Q3/18 Q4/18 Q1/19 Q2/19 Q3/19 $ 3.5 M $ 2.1 M $ 2.0 M $ 2.4 M $ 2.2 M $ 1.5 M $ 1.3 M $ 0.9 M $ 0.9 M $ 0.9 M $ 0.8 M $ 0.5 M $ 1.3 M $ 1.7 M $ 1.0 M

Use of Non - IFRS Measures & Reconciliation of IFRS to Non - IFRS Operating Loss In addition to disclosing financial results prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), this presentation contains Non - IFRS financial measures for operating loss, which are adjusted from results based on IFRS to exclude : (i) share - based payments ; (ii) depreciation and amortization ; (iii) change in provision for doubtful and bad debt ; (iv) expenses relating to reduction in manpower . Management believes that the Non - IFRS financial measures provided in this presentation are useful to investors’ understanding and assessment of the Company’s performance . Management uses both IFRS and Non - IFRS measures when operating and evaluating the Company’s business internally and therefore decided to make these Non - IFRS adjustments available to investors . The presentation of this Non - IFRS financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS . For further details, see a reconciliation of operating loss and net loss on an IFRS basis to a Non - IFRS basis that is provided in the table below : 33 Q1 2016 Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 IFRS operating loss $3.5M $2.1M $2.0M $2.4M $2.2M $1.5M $1.3M $0.9M $0.9M $0.9M $0.8M $0.5M $1.3M $1.7M $1.0M Share-based payment $0.8M $0.3M $0.4M $0.3M $0.5M $0.3M $0.4M $0.2M $0.3M $0.3M $0.3M $0.2M $0.2M $0.3M $0.3M Depreciation and amortization $0.1M $0.1M $0.1M $0.2M $0.1M $0.1M $0.1M $0.2M $0.1M $0.1M $0.1M $0.1M $0.1M $0.2M $0.2M Change in provision for doubtful and bad debt $0.4M - - $0.4M - - $0.1M - - $0.1M $0.1M - - $0.2M - Expenses relating to change in manpower - - - - $0.2M $0.1M - - - - - - - $0.1M - Non - IFRS operating loss $2.2M $1.7M $1.5M $1.5M $1.4M $1.0M $0.7M $0.5M $0.5M $0.4M $0.3M $0.2M $1.0M $0.9M $0.5M